Exhibit 99.1

TORM acquires three new MR vessels

"We are pleased to expand the fleet with the addition of three MR newbuildings. The vessels are attractively priced when comparing to the current market, and we believe that now is an attractive time to secure new fuel-efficient tonnage that is compliant with the ballast water convention and ready for the IMO 2020 sulfur requirements," says Executive Director Jacob Meldgaard and continues: "The vessels are already fully funded by our USD 100m equity raise in January 2018 and through loan commitments from KfW and ABN AMRO.
TORM has today exercised options for the construction of three MR newbuildings at Guangzhou Shipyard International (GSI) for a total commitment of USD 93m and with expected delivery in 2019 through first quarter of 2020. In connection with the acquisition, TORM has secured commitment for attractive vessel financing of up to USD 63m from KfW and ABN AMRO respectively, which remains subject to loan documentation.
Since 2017, TORM has bought a total of nine MR vessels and two LR1 vessels for a total consideration of USD 352m. The vessels are all fuel-efficient and high-specification product tankers that are compliant with the ballast water convention and ready for the IMO 2020 sulfur requirements.
As of today, TORM has CAPEX commitments of USD 335m covering the remaining CAPEX on TORM's two LR2 vessels with expected delivery in 2018, two LR1 vessels and seven MR vessels with expected delivery in 2019 and first quarter of 2020. TORM's undrawn credit facilities and cash today amount to approx. USD 526m.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Christian Søgaard-Christensen, CFO, tel.: +45 3917 9200	London, EC3V 9DU, United Kingdom
Christian Lintner, IR, tel.: +45 3917 9335	Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world's leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM's shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.
SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.
In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 8 / 3 April 2018	TORM acquires three new MR vessels	Page 1 of 1